[Letterhead of Tofutti Brands Inc.]

                                            November 13, 2008

VIA EDGAR
---------

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549


                Re: Tofutti Brands Inc.
                    Form 10-KSB for Fiscal Year Ended December 29, 2007 Filed April 14, 2008
                    File No. 001-09009
                    ------------------

Dear Mr. Hiller:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Steven Kass, Chief Financial Officer of Tofutti Brands Inc. (the "Company"), dated October 28, 2008 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 29, 2007. We have repeated the numbered comments below and have provided a response to each comment and are contemporaneously filing Amendment No.1 to our Form 10-KSB filing under Form 10-KSB/A incorporating the revisions reflected below.

Form 10-KSB for the Year Ended December 29, 2007
------------------------------------------------

Item 8A.  Controls and Procedures, page 21
------------------------------------------

1. We note that you do not disclose the conclusions of your chief executive and chief financial officers, regarding the effectiveness of your disclosure controls and procedures as of December 29, 2007. Given that your internal control over financial reporting was not effective, we anticipate a similar conclusion for your disclosure controls and procedures. If you disagree, please contact us by telephone to discuss your position in advance of your reply. Otherwise, please amend your filing to include the information required by Item 307 of Regulation S-B.

         Additionally, we note that you have not indicated whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please comply with Item 308(c) of Regulation S-B.

Response
--------

         The Company has revised Item 8A to reflect the Staff's comments.

Exhibit 31.1 and 31.2
---------------------

2. Items 4(b) and 4(c) of your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform with the required language provided by Item 601(b) of Regulation S-B. Please revise your certifications to include the appropriate representations.

Response
--------


The certifications will be revised in response to this comment.

We acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            Tofutti Brands Inc.

                                            /s/Steven Kass
                                            ------------------
                                            Steven Kass
                                            Chief Financial Officer